Exhibit 4.6
AMENDMENT
TO
RIGHTS AGREEMENT
     This Amendment to Rights Agreement (this “Amendment”) between Vanda Pharmaceuticals Inc., a Delaware corporation (the “Company”), and American Stock Transfer & Trust Company, LLC, as Rights Agent (the “Rights Agent”), is effective this 22nd day of December, 2009.
W I T N E S S E T H:
     WHEREAS, on September 25, 2008 the Company and the Rights Agent entered into that certain Rights Agreement between the Company and the Rights Agent (the “Rights Agreement”);
     WHEREAS, the Company desires to amend the Rights Agreement pursuant to Section 27 thereof; and
     WHEREAS, the Distribution Date (as defined in the Rights Agreement) has not yet occurred and the Company has met all requirements for amendment of the Rights Agreement.
     NOW, THEREFORE, in consideration of the premises and of the mutual agreements herein set forth, the parties hereto agree as follows:
     Section 1. Amendments.
     (a) The first sentence of Section 7(b) of the Rights Agreement is deleted in its entirety and replaced with the following:
The Purchase Price shall be initially $66.00 for each one one-thousandth of a share of Preferred Stock purchasable upon the exercise of a Right.
     Section 2. Effect of this Amendment. It is the intent of the parties hereto that this Amendment constitutes an amendment of the Rights Agreement as contemplated by Section 27 thereof. This Amendment shall be deemed effective as of the date hereof upon execution and delivery by the Company as if executed by both parties hereto on such date. Except as expressly provided in this Amendment, the terms of the Rights Agreement remain in full force and effect. Unless the context clearly provides otherwise, any reference to this “Agreement” or the “Rights Agreement” shall be deemed to be a reference to the Rights Agreement as amended hereby.
     Section 3. Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

     Section 4. Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such state applicable to contracts to be made and performed entirely within such state.
     Section 5. Severability. If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, illegal or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated.
     Section 6. Descriptive Headings. The captions herein are included for convenience of reference only, do not constitute a part of this Amendment and shall be ignored in the construction and interpretation hereof.

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

VANDA PHARMACEUTICALS INC.

By:	/s/ Mihael H. Polymeropoulos

Name: Mihael H. Polymeropoulos
Title: President/CEO

AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC

By:	/s/ Herbert Lemmer

Name: Herbert Lemmer
Title: Vice-President